GREAT PANTHER SILVER LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2010 and 2009
Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER SILVER LIMITED
Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

	March 31,	December 31,
	2010	2009

Assets

Current assets:
Cash and cash equivalents	$9,250,307	$13,312,091
Marketable securities	24,791	22,754
Amounts receivable (note 5)	9,857,010	5,539,238
Income taxes recoverable	367,510	342,217
Inventories (note 6)	2,416,954	1,438,376
Prepaid expenses, deposits and advances	1,721,317	1,585,069
	23,637,889	22,239,745

Mineral properties, plant and equipment (note 7)	13,457,689	14,934,521

	$37,095,578	$37,174,266

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,087,545	$2,658,024
Current portion of capital lease obligations (note 15(f))	848,771	800,761
Current portion of promissory notes (note 9(a))	263,519	121,994
Current portion of future income tax liability	919,855	506,222
	6,119,690	4,087,001
Long-term liabilities:
Capital lease obligations (note 15(f))	153,696	62,634
Promissory notes (note 9(a))	215,607	118,424
Convertible loan notes (note 9(b))	3,460,277	3,356,397
Asset retirement obligations (note 10)	701,035	1,382,091
Future income tax liability	996,510	1,311,609
	11,646,815	10,318,156

Shareholders’ equity:
Share capital (note 11(b))	76,895,595	75,910,220
Contributed surplus (note 11(c))	10,103,890	10,268,043
Equity component of convertible loan notes	1,563,000	1,563,000
Accumulated other comprehensive loss (note 12)	(3,582,519)	(22,773)
Deficit	(59,531,203)	(60,862,380)
	25,448,763	26,856,110

Nature of operations (note 1)
Commitments and contingencies (note 15)
Subsequent events (note 17)

	$37,095,578	$37,174,266

See accompanying notes to unaudited interim consolidated financial statements.

Approved on behalf of the Board:

“Martin B. Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER SILVER LIMITED
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
Three months ended March 31, 2010 and 2009

	March 31,	March 31,
	2010	2009
		(Revised
		note 2(a))
Revenues:
Mineral sales	$7,915,160	$6,274,321
Cost of sales (excluding amortization and depletion)	4,405,233	3,699,865
	3,509,927	2,574,456

Expenses:
Amortization and depletion of mineral properties, plant and equipment	303,758	863,695
Accretion on asset retirement obligation	79,081	63,598
Mineral property exploration expenditures (note 8)	1,106,682	176,086
General and administrative	1,333,147	1,212,767
Stock-based compensation	-	1,272,409
	2,822,668	3,588,555
	687,259	(1,014,099)

Other income (expenses):
Interest income	20,988	24,670
Interest expense	(208,583)	(323,373)
Foreign exchange gain (loss)	896,777	(180,667)
Gain (loss) on disposal of fixed assets	-	(1,570)
	709,182	(480,940)

Income (loss) before provision for income taxes	1,396,441	(1,495,039)

Provision for income taxes (note 14)	(65,264)	(95,039)

Income (loss) for the period	1,331,177	(1,590,078)

Other comprehensive income, net of tax:
Unrealized gain on marketable securities	1,992	16,545

Comprehensive income (loss) for the period	$1,333,169	$(1,573,533)

Earnings (loss) per share
Basic	$0.01	$(0.02)
Diluted (note 11(f))	$0.01	$(0.02)

Weighted average number of common shares
Basic	113,350,512	85,469,799
Diluted (note 11(f))	115,836,965	85,469,799

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
Consolidated Statements of Deficit
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
Three months ended March 31, 2010 and 2009

	March 31,	March 31,
	2010	2009
		(Revised
		note 2(a))

Deficit, beginning of period	$(60,862,380)	$(58,388,865)

Income (loss) for the period	1,331,177	(1,590,078)
Deficit, end of the period	$(59,531,203)	$(59,978,943)

See accompanying notes to the unaudited interim financial statements.

GREAT PANTHER SILVER LIMITED
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three months ended March 31, 2010 and 2009

	March 31,	March 31,
	2010	2009
		(Revised
		note 2(a))

Cash flows provided by (used in) operating activities:
Income (loss) for the period	$1,331,177	$(1,590,078)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	303,758	863,695
Accretion on asset retirement obligations	79,081	63,598
Stock-based compensation	-	1,272,409
Future income taxes	42,618	95,039
Foreign exchange (gains) losses	37,770	27,137
Interest accretion on convertible note payable	103,880	170,942
Loss (gain) on disposal of capital assets	-	1,570
Shares received for mineral exploration expenditures	-	(1,500)
	1,898,284	902,812

Changes in non-cash operating working capital:
Amounts receivable	(4,317,772)	(1,061,389)
Inventories	(877,002)	(152,603)
Prepaid expenses and deposits	(129,271)	6,670
Accounts payable and accrued liabilities	220,195	777,969
Income taxes	(25,293)	215,886
Net cash provided by (used in) operating activities	(3,230,859)	689,345

Cash flows used in investing activities:
Mineral properties and capital expenditures	(1,487,454)	(179,527)
Net cash used in investing activities	(1,487,454)	(179,527)

Cash flows provided by (used in) financing activities:
Proceeds from exercise of warrants	472,890	-
Proceeds on exercise of options	380,281	-
Repayment of capital lease obligation	(185,531)	(20,129)
Repayment of promissory notes	(19,829)	-
Issuance of shares for cash, net of issue costs	(31,949)	884,549
Net cash provided by financing activities	615,862	864,420

Effect of exchange rate changes on cash and cash equivalents	(40,667)	4,619

Increase (decrease) in cash and cash equivalents	(4,061,784)	1,378,857

Cash and cash equivalents, beginning of period	13,312,091	606,244

Cash and cash equivalents, end of period	$9,250,307	$1,985,101

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)

Three months ended March 31, 2010 and 2009

	March 31,	March 31,
	2010	2009

Supplementary cash flow information:
Income taxes received	$-	$215,886
Income taxes paid	(47,939)	-
Interest expense paid	(104,703)	(152,431)
Interest income received	20,988	24,035

Non-cash investing and financing transactions:
Mineral property adjustment from changes in asset retirement obligation	(282,859)	-
Assumption of capital lease obligation on purchase of equipment	424,070	-
Issuance of promissory note for equipment (note 9(a))	250,258	-

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

1.	Nature of operations:

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure is involved and the common shares of the Company continue to trade on the main board of the Toronto Stock Exchange under the symbol GPR.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Significant accounting policies:

(a)	Revision:

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded in that year. This adjustment was initially recorded during the first quarter of 2009. The net income (loss) for the first quarter 2009 has been revised to reflect the subsequent recording of this adjustment in 2008.

Income (loss) for the period was revised for the three months ended March 31, 2009 and for the three months ended September 30, 2009 to account for an adjustment in stock compensation expense related to a change in the calculation of volatility.

(b)	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP based on accounting policies and practices consistent with those used in the preparation of the most recent annual financial statements, except as described in note 3. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009, as they do not contain all the disclosures required for annual financial statements.

(c)	Change in mine life:

Effective March 31, 2010, the remaining lives of the Topia and Guanajuato mines were extended from 6 years to 10 years, and 2 years to 3 years, respectively. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

(d)	Comparative figures:

Certain comparative figures have been reclassified to conform to the current period presentation.

3.	Change in accounting policy:

Foreign currency translation:

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining from the Canadian parent company. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized in the investment.

4.	Recent accounting pronouncements:

	(a)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests:

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. The Company does not expect the adoption of these sections to have a material impact on its consolidated financial statements.

	(b)	Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement:

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

	(c)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

	(c)	International Financial Reporting Standards (“IFRS”) continued:

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

To date, the Company has analyzed the functional currencies of its consolidated entities, identification of cash generating units, componentization of property, plant and equipment and accounting policy choices for exploration and evaluation expenditures. The Company has reached preliminary conclusions on the following IFRS 1 optional elections: business combinations, fair value as deemed cost election for property, plant and equipment, cumulative translation differences, share- based payment transactions and decommissioning liabilities. These conclusions are pending the Board of Directors’ approval. The Company has also begun preparing pro-forma January 1, 2010 financial statements including notes. New accounting policies are presently being drafted.

5.	Amounts receivable:

	March 31,	December 31,
	2010	2009

Trade accounts receivable	$6,976,268	$3,471,546
Value added tax recoverable	2,828,003	2,023,878
Other	266,635	251,388
	10,070,906	5,746,812

Allowance for doubtful amounts	(213,896)	(207,574)

	$9,857,010	$5,539,238

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	March 31,	December 31,
	2010	2009

Finished product	$1,029,295	$410,628
Ore stockpile	124,855	80,298
Materials and supplies	815,884	680,724
Silver bullion	446,920	266,726

	$2,416,954	$1,438,376

The amount of inventory recognized as an expense for the three months ended March 31, 2010 and the year ended December 31, 2009 is represented by the amount of cost of sales.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	March 31,	December 31,
	2010	2009

Topia Mine:
Mineral properties	$2,788,805	3,115,340
Plant and equipment	6,096,838	6,131,575
Buildings and mobile equipment	316,311	395,716
Land	10,733	13,544
Asset retirement obligations	151,768	231,439
	9,364,455	9,887,614
Accumulated depreciation and depletion	(4,210,001)	(4,651,464)
	5,154,454	5,236,150

Guanajuato Mine:
Mineral properties	3,312,659	4,450,292
Plant and equipment	7,505,781	7,791,861
Buildings and mobile equipment	1,551,876	1,776,685
Land	2,254,347	2,844,889
Asset retirement obligations	286,120	569,057
	14,910,783	17,432,784
Accumulated depreciation and depletion	(6,837,440)	(7,957,998)
	8,073,343	9,474,786

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of accumulated depreciation of $294,999 (December 31, 2009 - $283,944)	161,350	155,043

	$13,457,689	$14,934,521

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for three months ended March 31, 2010 is as follows:

	San Antonio	Santo Nino	Topia	Guanajuato		Mapimi	Total
Analysis	$-	$-	$21,358	$46,487	$		$67,845
Drilling	-	-	278,131	155,617		-	433,748
Field costs	-	-	15,518	-		-	15,518
Geology	-	-	49,549	98,759			148,308
Project administration	28,171	-	12,560	41,184			81,915
Mine exploration costs	-	-	150,201	244,589		-	394,790
	28,171	-	527,317	586,636			1,142,124
Cost recoveries	(35,442)	-	-	-		-	(35,442)
	(7,271)	-	527,317	586,636		-	1,106,682
Cumulative expenditures, beginning of period	116,421	489,654	9,326,598	6,675,212		5,328,571	22,306,244
Cumulative expenditures, end of period	109,150	489,654	9,853,915	7,261,848		5,328,571	23,412,926

9.	Long-term debt:

	(a)	Promissory notes:

	March 31,	December 31,
	2010	2009
Promissory notes	$479,126	$240,418
Less: current portion	263,519	121,994
	$215,607	$118,424

During the period ended March 31, 2010, the Company purchased equipment under the terms of a promissory note requiring equal blended monthly payments of $11,092 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory note bears interest at 6% per annum, compounded and calculated semi-annually and is secured by the equipment. As at March 31, 2010, the Company has two promissory notes with the same vendor with the same terms and the total interest paid for the three months ended March 31, 2010 is $2,355 (2009 – nil).

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

9.	Long-term debt (continued):

	(b)	Convertible loan notes:

	March 31,	December 31,
	2010	2009

$4,050,000 notes due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 25.1%.	$3,460,277	$3,356,397

	$3,460,277	$3,356,397

10.	Asset retirement obligations:

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	March 31,	December 31,
	2010	2009
Balance, beginning of year	$1,382,091	$1,104,877
Changes in cash flow estimates	(760,137)	-
Accretion expense	79,081	277,214
Balance, end of year	$701,035	$1,382,091

The provision for asset retirement obligations is based on the following assumptions:

  The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,619,183 (December 31, 2009 – US$2,893,000).

  There has been a change in the Company’s assessment of the timing of its asset retirement obligation as at March 31, 2010 as a result of the extension of the mine lives of the Company’s two operating mines.

  The expected timing of payments totaling US$2,619,183 is estimated as follows: US$840,000 in 2013, US$144,000 in 2014, US$149,000 in 2015, US$1,112,000 in 2020, US$184,000 in 2021, and US$191,000 in 2022. This timing matches the estimated remaining life of the mines, which is 3 years for Guanajuato and 10 years for Topia in the absence of a reliable estimate of reserves.

  A credit-adjusted risk-free rate of 25.1% (December 31, 2009 – 25.1%) has been used to discount cash flows.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

11.	Share capital:

	(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

(b)	The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value
Balance, December 31, 2009	111,239,631	$75,910,220

Exercise of “L” warrants	1,177,500	412,125
Exercise of agents’ warrants	40,000	36,000
Exercise of finder’s warrants	70,756	24,765
Exercise of stock options	822,625	380,281
Share issuance cost	-	(31,949)
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	164,153

Balance, March 31, 2010	113,350,512	$76,895,595

No preferred shares have been issued.

(c)	Contributed surplus:

Stated value
Balance, December 31, 2009	$10,268,043
Reclassification to common shares on exercise of options and warrants	(164,153)
Balance, March 31, 2010	$10,103,890

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

11.	Share capital (continued):

	(d)	Stock options:

The continuity of common stock options for the three months ended March 31, 2010 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		March 31,
price	Expiry date	2009	Granted	expired	Exercise	Exercised	2010

0.45	February 27, 2010	125,000	-	-	-	125,000	-
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	830,000	-	-	-	-	830,000
0.45	February 08, 2014	3,944,125	-	-	-	617,625	3,326,500
0.45	February 29, 2012	160,000	-	-	-	-	160,000
0.52	March 25, 2011	310,000	-	-	-	55,000	255,000
0.70	September 3, 2014	1,290,000	-	-	-	25,000	1,265,000
0.90	December 3, 2010	275,000	-	-	-	-	275,000
0.90	December 2, 2014	580,000	-	-	-	-	580,000

		7,914,125	-	-	-	822,625	7,091,500

Weighted average exercise price		$0.59	-	-	-	$0.46	$0.60

The weighted average remaining contractual life of the options is 3.20 years.

As at March 31, 2010, all stock options are fully vested.

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the three months ended March 31, 2010, the Company recorded compensation expense for the fair value of stock options of $nil (2009 - $1,272,409) for stock options that were granted during the period. The weighted average fair value of options granted during the first quarter of 2010 was $nil (2009 - $0.21).

(e)	Warrants:

The continuity of warrants for the three months ended March 31, 2010 is as follows:

			Balance				Balance
	Exercise		December 31,				March 31,
Series	price	Expiry date	2009	Issued	Exercised	Expired	2010

Series “L” Warrants	0.35	January 22, 2010	1,177,500	-	1,177,500	-	-
Series “S” Warrants	0.90	November 27 2011	8,808,750	-	40,000	-	8,768,750
Finder’s Warrants	0.35	January 22, 2010	70,756	-	70,756	-	-
Agents Warrants	0.90	November 17, 2011	963,150	-	-	-	963,150

			11,020,156	-	1,288,256	-	9,731,900

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

11.	Share capital (continued):

	(f)	Diluted earnings per share:

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	March 31,	March 31,
	2010	2009
Basic weighted average number of shares outstanding	113,350,512	85,469,799
Effect of dilutive securities
Stock options	2,379,635	-
Warrants	106,818	-

Diluted weighted average number of shares outstanding	115,836,965	85,469,799

At March 31, 2010 there were 2,486,453 (2009 - nil) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented because the exercise price exceeded the average market value of the common shares of $0.90.

For the three months ended March 31, 2009, all of the outstanding options and warrants were anti-dilutive.

12.	Accumulated other comprehensive loss:

	March 31,	December 31,
	2010	2009

Balance, December 31, 2009	$(22,773)	$(37,592)
Translation adjustment (note 3)	(3,561,738)	-
Unrealized gain on marketable securities	1,992	14,819

Balance, March 31, 2010	$(3,582,519)	$(22,773)

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

13.	Related party transactions:

The Company entered into the following transactions with related parties:

	March 31,	March 31,
	2010	2009

Consulting fees paid or accrued to companies controlled by directors of the Company	$126,581	$122,422

Consulting fees paid or accrued to companies controlled by officers of the Company	$74,327	$50,682

Cost recoveries received or accrued from a company with a common director of the Company	$35,442	$14,407

Office and administration fees paid or accrued to a company controlled by a director of the Company	$23,055	$12,511

As at March 31, 2010, $138,637 (December 31, 2009 - $110,060) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $213,028 (December 31, 2009 - $147,273) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

14.	Income taxes:

Provision for income taxes:

	March 31,	March 31,
	2010	2009

Current income taxes	$(22,646)	$-
Future income taxes	(42,618)	(95,039)

	$(65,264)	$(95,039)

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

15.	Commitments and contingencies:

	(a)	The Company is committed to making severance payments amounting to approximately $2,153,200 to certain officers and management in the event that there is a change of control of the Company.

	(b)	Commitments outstanding relating to laboratory and drilling services amount to $1,311,000 in 2010 and $708,000 in 2011.

	(c)	The Company is committed to operating lease payments of $120,000 in 2010, $142,000 in 2011, $141,000 in 2012 and $92,000 in 2013.

	(d)	The Company is committed to consulting agreements with third parties totaling $65,000 in 2010.

	(e)	The Company entered into equipment purchase commitments with third party vendors totaling $2,503,000. The Company expects to fulfill these capital expenditure commitments in fiscal 2010.

	(f)	The Company acquired equipments through three capital leases that bear interest at annual rates of 10.5%, 10.74% and 12%, and require lease payments to the expiry date as follows:

March 31,
2010
Years ending December 31:
2010	$777,704
2011	248,180
2012	40,613

Total minimum lease payments	1,066,497
Less: amount representing interest	(64,030)

Balance of capital lease obligation	1,002,467

Less: current portion	848,771

$153,696

Included in mineral properties, plant and equipment at March 31, 2010, are leased assets with a cost of $1,618,057 and accumulated depreciation of $359,416. Interest on the capital leases of $16,932 (2009 - $27,477) is included in interest expense.

(g)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $404,541 in 2010 as a result of the program.

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

16.	Segmented information:

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

			Three months ended March 31, 2010
			Mexico			Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$5,162,233	$2,752,927	$-	$-	$7,915,160	$-	$7,915,160
Cost of sales	2,955,785	1,449,448	-	-	4,405,233	-	4,405,233
Amortization and depletion of mineral properties, plant and equipment	407,428	(114,674)	-	-	292,754	11,004	303,758
Mineral property exploration expenditures	586,635	527,318	(7,271)	-	1,106,682	-	1,106,682
General and administrative	-	-	-	246,100	246,100	1,087,047	1,333,147
Stock-based compensation	-	-	-	-	-	-	-
Income (loss) before income taxes	1,161,051	863,088	7,271	672,031	2,703,441	(1,307,000)	1,396,441
Net income (loss)	1,161,051	863,088	7,271	606,767	2,638,177	(1,307,000)	1,331,177
Capital expenditures	1,025,580	1,123,299	-	-	2,148,879	12,903	2,161,782
Total assets	$16,136,850	$7,241,292	$68,542	$3,740,611	$27,187,295	$9,908,283	$37,095,578

GREAT PANTHER SILVER LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three months ended March 31, 2010 and 2009

16.	Segmented information (continued):

				Three months ended March 31, 2009
				Mexico			Canada
	Guanajuato	Topia		Other	Corporate	Total	Corporate	Total
Revenue	$4,237,926	$2,036,395	$	- $	-	$6,274,321	$-	$6,274,321
Cost of sales	2,286,556	1,413,309		-	-	3,699,865	-	3,699,865
Amortization and depletion of mineral properties, plant and equipment	582,110	255,755		-	-	837,865	25,830	863,695
Mineral property exploration expenditures	64,001	119,827		(7,742)	-	176,086	-	176,086
General and administrative	-	-		-	221,606	221,606	991,161	1,212,767
Stock-based compensation	312,579	143,380		-	53,305	509,264	763,145	1,272,409
Income (loss) before income taxes	951,396	81,810		7,742	(455,617)	585,331	(2,080,370)	(1,495,039)
Net income (loss)	951,396	81,810		7,742	(550,656)	490,292	(2,080,370)	(1,590,078)
Capital expenditures	129,121	39,559		-	-	168,680	10,847	179,527
Total assets	$11,625,414	$6,824,809		$68,542 $	3,511,607	$22,030,372	$1,051,416	$23,081,788

Product Revenue:

	March 31,	March 31,
	2010	2009
Silver
	$5,680,942	$4,963,870
Gold	1,655,436	1,207,519
Lead	567,042	281,240
Zinc	341,493	101,915
Ore processing revenues	128,140	238,853
Smelter and refining charges	(457,893)	(519,076)

	$7,915,160	$6,274,321

For the three months ended March 31, 2010, the Company had two customers that accounted for 98% of total revenues. These two customers represent 99% of the trade accounts receivable balance of $6,976,268 at March 31, 2010 (note 5). The Guanajuato and Topia segments each had one customer account for 65% and 33% of total revenue, respectively.

17.	Subsequent events:

(a)

On February 1, 2010, Altair forfeited its option to acquire a 70% interest in the Santo Nino Project. On April 12, 2010, the Company received 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share as full payment of Altair’s indebtedness to the Company at January 31, 2010.

	(b)	Subsequent to March 31, 2010, the Company received proceeds of $137,490 from the exercise of 272,200 options.